DEUTSCHE BANK SECURITIES INC.

June 28, 2005

Re:	Silicon Motion Technology Corporation
Registration Statement on Form F-1
(Registration File No. 333-125673)

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters of the offering, wish to advise you that (i) 10 copies of the Registration Statement on Form F-1 as initially filed on June 9, 2005 and as amended on June 14, 2005 and June 15, 2005 (the “Registration Statement”) were distributed to the underwriters and (ii) we have made necessary arrangements to distribute the preliminary prospectus dated June 15, 2005 for the offering by Monday, June 27, 2005, approximately as follows:

6577 to Underwriters
898 to Institutions

Total:	7475

The offering is currently in final review with the Corporate Financing Department of the National Association of Securities Dealers, Inc. (the “NASD”). Nileema Pargaonker from the NASD, telephone number (240) 386-4623, will call you as soon as the NASD has granted a “No Objections” opinion in respect of this offering.

In accordance with Rule 461 of the Act, we hereby join in the request of Silicon Motion Technology Corporation for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:01 pm, Eastern Standard Time, on June 29, 2005, or as soon thereafter as practicable.

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Securities and Exchange Commission	June 28, 2005

Very truly yours,

Acting as Representative of Several Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Steven D. Abbott
	Name:	Steven D. Abbott
	Title:	Managing Director

By:	/s/ Howard Wolfe
	Name:	Howard Wolfe
	Title:	Director